Exhibit 99.1

Mindray Announces Third Quarter 2013 Financial Results

Shenzhen, China – November 4, 2013 – Mindray Medical International Limited (NYSE: MR), a leading developer, manufacturer and marketer of medical devices worldwide, announced today its selected unaudited financial results for the third quarter ended September 30, 2013.

Highlights for Third Quarter 2013

•	Net revenues increased 15.3% year-over-year to $296.3 million. International sales grew 17.9% and China sales rose 12.1% compared to the same period of last year.

•	Western Europe recorded a year-over-year net revenue growth of more than 25%. Certain key countries in the emerging markets also continued to perform well.

•	Reagent sales contributed 40.2% to the IVD segment, up from 37.4% in the same period last year and 36.6% in the previous quarter.

•	Non-GAAP net income increased 14.5% to $57.4 million from the same period of last year.

•	The cash conversion cycle was 91 days, compared to 106 days in the same period last year, primarily due to better control on receivable collections.

•	Mindray introduced its very first chemiluminescence immunoassay product, the CL-2000i, with several reagents.

•	Mindray completed two acquisitions during the quarter – Zonare Medical Systems, Inc., a US ultrasound company, and Ulco Medical Pty. Ltd., an Australia-based former distributor of Mindray.

“In the third quarter, we reported solid top-line growth. We are particularly happy with our continued strong sales performance in Western Europe. Certain key emerging markets also continued to do well, although demand in some countries remained soft due to external factors. In China, the recent weak market sentiment in the healthcare sector has caused some delays in purchasing activities in the third quarter. However, the industry fundamentals remain solid,” said Mr. Li Xiting, Mindray’s President and Co-Chief Executive Officer. “Reagent sales continued to climb this quarter, highlighting our success in ramping up this recurring IVD revenue. We are also excited to launch our first-generation immunoassay product, which further strengthened our IVD product offerings.”

SUMMARY – Third quarter 2013

(in $ millions, except per-share data)	Three Months Ended September 30
	2013	2012	% chg
Net Revenues	296.3	257.1	15.3%
Net Revenues Generated in China	132.0	117.7	12.1%
Net Revenues Generated in International Markets	164.3	139.4	17.9%
Gross Profit	165.1	144.0	14.7%
Non-GAAP Gross Profit	167.2	145.2	15.2%
Operating Income	50.5	39.1	29.3%
Non-GAAP Operating Income	57.4	53.5	7.4%
EBITDA	64.7	48.3	33.8%
Net Income	30.1	35.8	-15.9%
Non-GAAP Net Income	57.4	50.1	14.5%
Diluted EPS	0.25	0.30	-16.8%
Non-GAAP Diluted EPS	0.47	0.42	13.3%

Net Revenues

Mindray reported net revenues of $296.3 million for the third quarter of 2013, a 15.3% increase from $257.1 million in the third quarter of 2012.

•	Net revenues generated in China increased 12.1% to $132.0 million from $117.7 million in the third quarter of 2012.

•	Net revenues generated in the international markets increased 17.9% to $164.3 million from $139.4 million in the third quarter of 2012.

Performance by Segment

Patient Monitoring & Life Support Products: Net revenues in this segment increased 6.2% to $110.3 million from $103.8 million in the third quarter of 2012, contributing 37.2% to total net revenues in the third quarter of 2013.

In-Vitro Diagnostic Products: Net revenues in this segment increased 14.2% to $83.0 million from $72.6 million in the third quarter of 2012, contributing 28.0% to total net revenues in the third quarter of 2013. Reagents sales represented 40.2% of this segment’s net revenues.

Medical Imaging Systems: Net revenues in this segment increased 26.7% to $77.1 million from $60.9 million in the third quarter of 2012, contributing 26.0% to total net revenues in the third quarter of 2013.

Others: Net revenues increased 31.2% to $25.9 million from $19.8 million in the third quarter of 2012, contributing 8.8% to total net revenues in the third quarter of 2013. Other net revenues mainly include sales from the orthopedics business, service revenues from extended warranties, sales of accessories and repair service revenues for post-warranty period.

Gross Margin

Third quarter 2013 gross profit was $165.1 million, a 14.7% increase from $144.0 million in the third quarter of 2012. Third quarter 2013 non-GAAP gross profit was $167.2 million, a 15.2% increase from $145.2 million in the third quarter of 2012. Third quarter 2013 gross margin was 55.7% compared to 56.0% in the third quarter of 2012 and 57.5% in the second quarter of 2013. Non-GAAP gross margin was 56.4% compared to 56.5% in the third quarter of 2012 and 58.2% in the second quarter of 2013.

Operating Expenses

Selling expenses in the third quarter of 2013 were $57.5 million, or 19.4% of total net revenues, compared to 18.5% in the third quarter of 2012 and 17.8% in the second quarter of 2013. Non-GAAP selling expenses were $54.2 million, or 18.3% of total net revenues, compared to 17.8% in the third quarter of 2012 and 17.0% in the second quarter of 2013.

General and administrative expenses for the third quarter of 2013 were $25.5 million, or 8.6% of total net revenues, lower than 13.2% in the third quarter of 2012 and 8.7% in the second quarter of 2013. Non-GAAP general and administrative expenses for the third quarter of 2013 were $25.0 million, or 8.4% of total net revenues, lower than 9.2% in the third quarter of 2012 and 8.5% in the second quarter of 2013.

Research and development expenses for the third quarter of 2013 were $31.6 million, or 10.7% of total net revenues, higher than 9.0% in the third quarter of 2012 and 9.3% in the second quarter of 2013. Non-GAAP research and development expenses for the third quarter of 2013 were $30.6 million, or 10.3% of total net revenues, compared to 8.6% in the third quarter of 2012 and 8.9% in the second quarter of 2013.

Total share-based compensation expenses, which were allocated to cost of revenues and related operating expenses, were $2.9 million in the third quarter of 2013, lower than $3.1 million in the third quarter of 2012 and $3.2 million in the second quarter of 2013.

Operating income was $50.5 million in the third quarter of 2013, a 29.3% increase from $39.1 million in the third quarter of 2012. Non-GAAP operating income in the third quarter of 2013 was $57.4 million, a 7.4% increase from $53.5 million in the third quarter of 2012. Operating margin was 17.1% in the third quarter of 2013, higher than 15.2% in the third quarter of 2012 but below 21.7% in the second quarter of 2013. Non-GAAP operating margin was 19.4% in the third quarter of 2013 compared to 20.8% in the third quarter of 2012 and 23.8% in the second quarter of 2013.

Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”)

Third quarter 2013 EBITDA increased 33.8% year-over-year to $64.7 million from $48.3 million in the third quarter of 2012.

Net Income

Third quarter 2013 net income declined 15.9% year-over-year to $30.1 million from $35.8 million in the third quarter of 2012. Third quarter 2013 non-GAAP net income increased 14.5% year-over-year to $57.4 million from $50.1 million in the third quarter of 2012. Net margin was 10.1% in the third quarter of 2013 compared to 13.9% in the third quarter of 2012 and 20.2% in the second quarter of 2013. Non-GAAP net margin was 19.4% in the third quarter of 2013, compared to 19.5% in the third quarter of 2012 and 22.2% in the second quarter of 2013.

Third quarter 2013 basic and diluted earnings per share were both $0.25, compared to $0.31 and $0.30 respectively in the third quarter of 2012. Third quarter 2013 basic and diluted non-GAAP earnings per share were $0.48 and $0.47 respectively, compared to $0.43 and $0.42 in the third quarter of 2012. Shares used in the computation of diluted earnings per share for the third quarter 2013 were 121.2 million.

Other Select Data

Accounts receivable turnover days were 56 days in the third quarter of 2013, improved from 66 days in the third quarter of 2012 and compared to 52 days in the second quarter of 2013. Inventory turnover days were 94 days in the third quarter of 2013, shorter than 100 days in the third quarter of 2012 and compared to 88 days in the second quarter of 2013. Accounts payable turnover days were 59 days in the third quarter of 2013, compared to 60 days in the third quarter of 2012 and 54 days in the second quarter of 2013. Mindray calculates the above working capital turnover days using the average of the beginning and ending net balances of the quarter.

As of September 30, 2013, the company had $1 billion in cash and cash equivalents as well as short-term investments, compared to $958.5 million as of June 30, 2013. Net cash generated by operating activities and net cash outflow for capital expenditures during the quarter were $67.1 million and $26.9 million respectively.

As of September 30, 2013, the company had around 7,860 employees.

Business Outlook for Full Year 2013

Mindray revises its full year 2013 net revenues guidance and now forecasts at least 13% growth over its full year 2012 net revenues.

The company also updates its full year 2013 non-GAAP net income guidance and projects at least 11% growth over its non-GAAP net income for the full year of 2012. This guidance excludes any tax benefit related to the National Key Software Enterprise status and assumes a corporate income tax rate of 15% for the Shenzhen subsidiary.

The company expects its capital expenditure for full year 2013 to be around $100 million.

The company’s practice is to provide guidance on a full year basis only. This forecast reflects Mindray’s current and preliminary views, which are subject to change.

“We are revising our financial guidance for 2013, primarily due to the enduring hospital purchase slowdown in China. In other geographies, we expect some countries to perform well in the emerging markets, but political and currency issues will affect other areas. For the developed markets, we are confident about our expansion in Western Europe and expect the North American business will stabilize,” commented Mr. Cheng Minghe, Mindray’s Co-Chief Executive Officer and Chief Strategic Officer. “Overall, we remain upbeat about the long-term prospects of Mindray. We will continue to work hard to increase our worldwide market penetration, optimize our global operations and seek promising external growth opportunities.”

Conference Call Information

Mindray’s management will hold an earnings conference call at 8:00 AM on November 5, 2013 U.S. Eastern Time (9:00 PM on November 5, 2013 Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

International Toll Free:

United States:	+1-866-519-4004
Hong Kong:	800-930-346
China Landline:	800-819-0121

Local dial-in numbers:

United States:	+1-845-675-0437
Hong Kong:	+852-2475-0994
China Mobile:	400-620-8038
Passcode for all regions:	Mindray

A replay of the conference call may be accessed by phone at the following numbers until November 20, 2013.

U.S. Toll Free:	+1-855-452-5696
International:	+1-646-254-3697
Passcode:	86589814

Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of Mindray’s website at: http://ir.mindray.com/.

Use of Non-GAAP Financial Measures

Mindray provides gross profit, selling expenses, general and administrative expenses, R&D expenses, operating income, net income and earnings per share on a non-GAAP basis that excludes share-based compensation expense, acquired intangible assets amortization expense, dispute charges and withholding tax for intra-group fund transfer, all net of related tax impact, as well as EBITDA to enable investors to better assess the company’s operating performance. The non-GAAP measures described by the company are reconciled to the corresponding GAAP measure in the exhibit below titled “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures”.

The company has reported for the third quarter of 2013 and provided guidance for full year 2013 earnings on a non-GAAP basis. Each of the terms as used by the company is defined as follows:

•	Non-GAAP gross profit represents gross profit reported in accordance with GAAP, adjusted for the effects of share-based compensation and amortization of acquired intangible assets.

•	Non-GAAP operating income represents operating income reported in accordance with GAAP, adjusted for the effects of share-based compensation, amortization of acquired intangible assets and dispute charges.

•	Non-GAAP selling expenses represent selling expenses reported in accordance with GAAP, adjusted for the effects of share-based compensation and amortization of acquired intangible assets.

•	Non-GAAP general and administrative expenses represent general and administrative expenses reported in accordance with GAAP, adjusted for the effects of share-based compensation and dispute charges.

•	Non-GAAP research and development expenses represent research and development expenses reported in accordance with GAAP, adjusted for the effects of share-based compensation.

•	Non-GAAP net income represents net income reported in accordance with GAAP, adjusted for the effects of share-based compensation, amortization of acquired intangible assets, dispute charges and withholding tax for intra-group transfer, all net of related tax impact.

•	Non-GAAP earnings per share represents non-GAAP net income divided by the number of shares used in computing basic and diluted earnings per share in accordance with GAAP, and excludes the impact of the declared dividends for the basic calculation.

•	EBITDA represents net income reported in accordance with GAAP, adjusted for the effect of interest income and expenses, provision of income taxes, depreciation and amortization.

The company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The company notes that these measures may not be calculated on the same basis of similar measures used by other companies. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the three and nine months ended September 30, 2012 and 2013, respectively, in the attached financial information.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including, without limitation, statements about Mindray’s anticipated net revenues, non-GAAP net income and capital expenditure for 2013, our assumption of a corporate income tax rate of 15% applicable to the Shenzhen subsidiary, statements that the industry fundamentals remain solid, that we are also excited to launch our first-generation immunoassay products, which further strengthened our IVD products offerings, Mindray’s revised full year revenue guidance, statement that Mindray now forecasts at least 13% growth over its full year 2012 net revenues, our updated full year 2013 non-GAAP net income guidance, our projections of at least 11% growth over our non-GAAP net income for the full year of 2012, statement that we expect capital expenditure for full year 2013 to be around USD100million, statement about the enduring hospital purchase slow down in China, statement that we expect some countries to perform well in the emerging markets, but political and currency issues will affect other areas, our confidence about our expansion in Western Europe, our expectation that North American business will stabilize, statement that we remain upbeat about the long-term prospects of Mindray and statement that we will continue to work hard to increase our worldwide market penetration, optimize our global operations and seek promising external growth opportunities, are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual results due to a variety of factors, including, without limitation, the growth and expected growth of the medical device market in China and internationally; relevant government policies and regulations relating to the medical device industry; market acceptance of our products; our expectations regarding demand for our products; our ability to expand our production, our sales and distribution network and other aspects of our operations; our ability to stay abreast of market trends and technological advances; our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others; our ability to settle disputes with our customers and suppliers; competition in the medical device industry in China and internationally; and general economic and business conditions in the countries in which we operate. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 5 of our annual report on Form 20-F which was filed with the Securities and Exchange Commission on April 8, 2013. Our results of operations for the third quarter as of September 30, 2013 are not necessarily indicative of our operating results for any future periods. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our public filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.

All references to “shares” are to our ordinary shares, which are divided into two classes, Class A and Class B. Each of our American Depositary Shares, which trade on the New York Stock Exchange, represents one Class A ordinary share.

About Mindray

We are a leading developer, manufacturer and marketer of medical devices worldwide. We maintain our global headquarters in Shenzhen, China, U.S. headquarters in Mahwah, New Jersey and multiple sales offices in major international markets. From our main manufacturing and engineering base in China, we supply through our worldwide distribution network a broad range of products across three primary business segments, namely patient monitoring and life support, in-vitro diagnostic, and medical imaging systems. For more information, please visit http://ir.mindray.com.

For investor and media inquiries, please contact:

In China:

Cathy Gao

Mindray Medical International Limited

Tel: +86-755-8188-8023

Email: cathy.gao@mindray.com

In the U.S:

Hoki Luk

Western Bridge, LLC

Tel: +1-646-808-9150

Email: hoki.luk@westernbridgegroup.com

# # #

Exhibit 1

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

	As of December 31, 2012	As of September 30, 2013
	US$ (Note 1)	US$ (unaudited)
ASSETS
Current assets:
Cash and cash equivalents	247,859	200,018
Restricted cash and restricted investment (Note 2)	21,528	568
Short-term investments	615,003	825,802
Accounts receivable, net	185,701	179,290
Inventories	110,099	143,733
Value added tax receivables	7,427	24,460
Other receivables	15,704	35,267
Prepayments and deposits	11,081	17,311
Deferred tax assets, net	6,443	8,290

Total current assets	1,220,845	1,434,739

Restricted cash, non-current (Note 2)	—	18,000
Other assets	10,811	11,799
Accounts receivables, net, non-current	2,172	1,566
Advances for purchase of plant and equipment	3,009	7,829
Property, plant and equipment, net	268,010	299,790
Land use rights, net	56,921	59,307
Intangible assets, net	132,334	182,040
Goodwill	163,016	242,540

Total assets	1,857,118	2,257,610

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	85,100	100,049
Notes payable	8,697	9,424
Accounts payable	53,244	77,847
Advances from customers	17,550	26,107
Salaries payable	69,919	70,823
Other payables	108,528	108,690
Purchase consideration payable	20,354	24,800
Income taxes payable	30,305	39,226
Other taxes payable	8,894	10,558

Total current liabilities	402,591	467,524

Long-term bank loan	50,039	214,856
Other long-term liabilities	4,004	6,990
Deferred tax liabilities, net	23,369	42,166

Total liabilities	480,003	731,536

Commitments and contingencies

Shareholders’ equity:
Ordinary shares	15	15
Additional paid-in capital	514,280	540,831
Retained earnings	699,992	790,460
Accumulated other comprehensive income	116,556	137,358

Total shareholders’ equity	1,330,843	1,468,664

Non-controlling interests	46,272	57,410

Total equity	1,377,115	1,526,074

Total liabilities and equity	1,857,118	2,257,610

(1)	Financial information is extracted from the audited financial statements included in the Company’s 2012 annual reports on Form 20-F.
(2)	Restricted cash and restricted investment are mainly those purchase consideration in connection with our acquisition being held on escrow accounts.

Exhibit 2

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except for share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2012	2013	2012	2013
	US$ (unaudited)	US$ (unaudited)	US$ (unaudited)	US$ (unaudited)
Net revenues
- China	117,721	132,007	324,855	390,754
- International	139,370	164,311	419,083	454,818

Net revenues	257,091	296,318	743,938	845,572
Cost of revenues	(113,134)	(131,180)	(326,034)	(364,886)

Gross profit	143,957	165,138	417,904	480,686

Selling expenses	(47,628)	(57,499)	(135,116)	(159,215)
General and administrative expenses	(34,036)	(25,530)	(79,761)	(78,743)
Research and development expenses	(23,222)	(31,573)	(71,376)	(86,474)

Income from operations	39,071	50,536	131,651	156,254

Other income, net	469	333	1,442	832
Interest income	7,147	10,034	22,845	26,261
Interest expense	(1,087)	(1,742)	(3,065)	(4,185)

Income before income taxes and non-controlling interests	45,600	59,161	152,873	179,162
Provision for income taxes	(9,108)	(27,935)	(27,474)	(25,744)

Net income	36,492	31,226	125,399	153,418
Less: Net income attributable to non-controlling interests	(726)	(1,162)	(1,039)	(3,880)

Net income attributable to the Company	35,766	30,064	124,360	149,538

Basic earnings per share	0.31	0.25	1.07	1.26

Diluted earnings per share	0.30	0.25	1.04	1.24

Shares used in the computation of:
Basic earnings per share	117,083,942	119,142,051	116,550,514	118,616,515

Diluted earnings per share	119,895,832	121,162,145	119,571,324	120,945,344

Exhibit 3

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Three months ended September 30,		Nine months ended September 30,
	2012	2013	2012	2013
	US$ (unaudited)	US$ (unaudited)	US$ (unaudited)	US$ (unaudited)
Cash flow from operating activities:
Net income	36,492	31,226	125,399	153,418
Adjustments to reconcile net income to net cash provided by operating activities	13,387	18,775	49,667	51,104
Changes in current assets and liabilities, net of effects of acquisitions	9,418	17,096	5,707	(18,800)

Net cash provided by operating activities	59,297	67,097	180,773	185,722

Cash flow from investing activities:
Acquisition cost of subsidiaries, net of cash received	(28,749)	(87,533)	(31,488)	(105,018)
Capital expenditure	(14,409)	(26,939)	(47,244)	(67,179)
(Increase) decrease in restricted cash and restricted investment	—	(18,304)	—	2,960
Proceeds from sale of short-term investments	—	187,471	144,395	591,808
Increase in short-term investments and changes in other investing activities	(110,039)	(244,626)	(235,528)	(794,145)

Net cash used in investing activities	(153,197)	(189,931)	(169,865)	(371,574)

Cash flow from financing activities:
Repayment of bank loans	—	—	—	(35,000)
Proceeds from bank loans	—	120,000	52,000	215,000
Dividend paid	—	—	(46,401)	(59,070)
Proceeds from exercise of options	8,491	6,748	22,629	15,600
Cash contribution from non-controlling interest	—	—	506	—

Net cash provided by financing activities	8,491	126,748	28,734	136,530

Net (decrease) increase in cash and cash equivalents	(85,409)	3,914	39,642	(49,322)
Cash and cash equivalents, beginning of period	247,985	195,373	124,311	247,859
Effect of exchange rate changes on cash	1,923	731	546	1,481

Cash and cash equivalents, end of period	164,499	200,018	164,499	200,018

Exhibit 4

MINDRAY MEDICAL INTERNATIONAL LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(Dollars in thousands, except for share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2012	2013	2012	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	US$	US$	US$	US$
Non-GAAP net income attributable to the Company	50,135	57,412	150,029	190,220
Non-GAAP net margin	19.5%	19.4%	20.2%	22.5%
Amortization of acquired intangible assets	(1,630)	(3,948)	(4,894)	(9,752)
Withholding tax for intra-group fund transfer	—	(20,804)	—	(20,804)
Deferred tax impact related to acquired intangible assets	59	353	177	768
Dispute charges	(9,700)	—	(9,700)	—
Share-based compensation	(3,098)	(2,949)	(11,252)	(10,894)

GAAP net income attributable to the Company	35,766	30,064	124,360	149,538
GAAP net margin	13.9%	10.1%	16.7%	17.7%

Non-GAAP basic earnings per share	0.43	0.48	1.29	1.60
Non-GAAP diluted earnings per share	0.42	0.47	1.25	1.57

GAAP basic earnings per share	0.31	0.25	1.07	1.26
GAAP diluted earnings per share	0.30	0.25	1.04	1.24

Shares used in computation of:
Basic earnings per share	117,083,942	119,142,051	116,550,514	118,616,515

Diluted earnings per share	119,895,832	121,162,145	119,571,324	120,945,344

Non-GAAP operating income	53,499	57,433	157,497	176,900
Non-GAAP operating margin	20.8%	19.4%	21.2%	20.9%
Amortization of acquired intangible assets	(1,630)	(3,948)	(4,894)	(9,752)
Dispute charges	(9,700)	—	(9,700)	—
Share-based compensation	(3,098)	(2,949)	(11,252)	(10,894)

GAAP operating income	39,071	50,536	131,651	156,254
GAAP operating margin	15.2%	17.1%	17.7%	18.5%

Non-GAAP gross profit	145,171	167,222	421,416	486,641
Non-GAAP gross margin	56.5%	56.4%	56.6%	57.6%
Amortization of acquired intangible assets	(963)	(1,888)	(2,889)	(5,415)
Share-based compensation	(251)	(196)	(623)	(540)

GAAP gross profit	143,957	165,138	417,904	480,686
GAAP gross margin	56.0%	55.7%	56.2%	56.8%

Non-GAAP selling expenses	(45,786)	(54,182)	(129,624)	(151,279)
Non-GAAP as % of total revenues	17.8%	18.3%	17.4%	17.9%
Amortization of acquired intangible assets	(667)	(2,060)	(2,005)	(4,337)
Share-based compensation	(1,175)	(1,257)	(3,487)	(3,599)

GAAP selling expenses	(47,628)	(57,499)	(135,116)	(159,215)
GAAP as % of total revenues	18.5%	19.4%	18.2%	18.8%

Non-GAAP general and administrative expenses	(23,735)	(25,007)	(66,153)	(75,188)
Non-GAAP as % of total revenues	9.2%	8.4%	8.9%	8.9%
Dispute charges	(9,700)	—	(9,700)	—
Share-based compensation	(601)	(523)	(3,908)	(3,555)

GAAP general and administrative expenses	(34,036)	(25,530)	(79,761)	(78,743)
GAAP as % of total revenues	13.2%	8.6%	10.7%	9.3%

Non-GAAP research and development expenses	(22,151)	(30,600)	(68,142)	(83,274)
Non-GAAP as % of total revenues	8.6%	10.3%	9.2%	9.8%
Share-based compensation	(1,071)	(973)	(3,234)	(3,200)

GAAP research and development expenses	(23,222)	(31,573)	(71,376)	(86,474)
GAAP as % of total revenues	9.0%	10.7%	9.6%	10.2%

Exhibit 5

MINDRAY MEDICAL INTERNATIONAL LIMITED

RECONCILIATION OF GAAP NET INCOME TO EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION

(Dollars in thousands)

	Three months ended September 30,		Nine months ended September 30,
	2012	2013	2012	2013
	US$	US$	US$	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
GAAP net income attributable to the Company	$35,766	30,064	124,360	149,538
Interest income	(7,147)	(10,034)	(22,845)	(26,261)
Interest expense	1,087	1,742	3,065	4,185
Provision for income taxes	9,108	27,935	27,474	25,744

Earnings before interest and taxes (“EBIT”)	38,814	49,707	132,054	153,206
Depreciation	6,557	8,804	20,598	24,514
Amortization	2,963	6,152	8,755	15,649

Earnings before interest, taxes, depreciation, and amortization (“EBITDA”)	48,334	64,663	161,407	193,369